Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September, 2017

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of the Meeting of the Board of Directors

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (09/2017)

Date, time and location:

September 20, 2017, at 2:30 pm, at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, n. 1,343, 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Board of Directors undersigned.

Decisions:

1.	As part of the ongoing monitoring of its business strategy, the members of the Board of Directors discussed the initial guidelines of the proposal of strategic positioning of Ipiranga, Company’s fuel distribution business.

2.	The members of the Board of Directors analyzed and approved the additional investment budget for 2017 of R$ 355 million, to be used for opportunities of accelerating the expansion of Ipiranga’s network. Additionally, the members of the Board of Directors approved the relocation of R$ 123 million, originally intended for acquisitions, to compose the total investment in Ipiranga’s operational activities in 2017.

3.	The members of the Board of Directors were updated on matters related to the activities of the Conduct Committee.

4.	The members of the Board of Directors were updated on strategic and expansion projects of the Company.

Minutes of the Meeting of the Board of Directors, September 20, 2017

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read and approved by all the undersigned members present.

Paulo Guilherme Aguiar Cunha – Chairman

Pedro Wongtschowski – Vice-Chairman

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Lucio de Castro Andrade Filho

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2017

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias

Name:	Andre Pires de Oliveira Dias

Title:	Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors)